Exhibit 21.1

Subsidiaries of NuVasive, Inc.

The following is a list of subsidiaries of the Company as of December 31, 2013, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

Name	Jurisdiction of Incorporation

Impulse Monitoring, Inc.	Delaware
Cervitech, Inc.	Delaware
NuVasive Holdings, LLC	California
NuVasive (AUS/NZ) Pty. Ltd.	Australia
NuVasive Europe, GmbH	Germany
NuVasive Italia S.r.l.	Italy
NuVasive Malaysia, Sdn, Bhd	Malaysia
NuVasive PR, Inc.	Puerto Rico
NuVasive UK Limited	United Kingdom